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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                    Princeton Dental Management Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
Common Stock, par $0.0001,                       Series A 11.75% Cumulative
Convertible Preferred Stock, par $1.00, Series B Preferred Stock, par $1.00
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   741872204
               ------------------------------------------------
                                (CUSIP Number)

          Gary A. Lockwood, 7421 W. 100th Pl., Bridgeview, Il  60455
                            Phone:  (708) 974-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 15, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 741872204                                          PAGE 2 OF 11 PAGES
         ---------------------
--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Frank Leonard Laport
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY


--------------------------------------------------------------------------------
    SOURCE OF FUNDS*

       WC/PF
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,201,366
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,201,366
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,201,366
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 741872204                                          PAGE 3 OF 11 PAGES
         ---------------------
--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Acct. No. 75-49990
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY


--------------------------------------------------------------------------------
    SOURCE OF FUNDS*

       WC/PF
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    114,341
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    114,341
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     114,341
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 741872204                                           PAGE 4 OF 11 PAGES

ITEM 1.  Security and Issuer.

         This statement relates to the common stock, $0.0001 par value per share (the "Common Stock"), the Series A 11.75% Cumulative Convertible Preferred Stock, $1.00 par value per share (the "Series A Stock"), and the Series B Preferred Stock, $1.00 par value per share (the "Series B Stock"), of Princeton Dental Management Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7421 West 100th Place, Bridgeview, IL 60455.

ITEM 2. Identity and Background.

(a) Pursuant to the Rules of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), this Schedule 13D statement is hereby filed on behalf of Frank Leonard Laport ("Laport"), and St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990 ("Beverly Trust") (collectively, the "Laport Reporting Persons"). The Laport Reporting Persons have previously filed a Schedule 13D, as previously amended, with respect to the Issuer and, to the extent applicable, this Schedule 13D constitutes an amendment of such previous Schedule 13D for the Laport Reporting Persons. The Laport Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Laport Reporting Persons that a group exists.

The Laport Reporting Persons have certain contractual relationships involving the Issuer with Amsterdam Equities Limited, a company incorporated in the Bahamas ("Amsterdam"), and Patrick H. Thomson, a citizen of the United Kingdom, a private investor and sole officer, director and shareholder of Amsterdam ("Thomson") (collectively, the "Amsterdam Reporting Persons"), as set forth in detail in Item 6 hereof and in previous Schedule 13D filings. The Laport Reporting Persons understand that the Amsterdam Reporting Persons are, concurrently herewith, filing a separate amendment to the Amsterdam Reporting Persons Schedule 13D. While the Laport Reporting Persons and the Amsterdam Reporting Persons could be deemed to constitute a "group" within the meaning of the Act, they are making separate filings and neither the fact of this filing nor

CUSIP No. 741872204                                           PAGE 5 OF 11 PAGES

anything contained herein shall be deemed to be an admission by the Laport Reporting Persons that a group exists or that the Laport Reporting Persons make any representations with respect to the Amsterdam Reporting Persons.



(b) -(c)
Frank Leonard Laport

         Mr. Laport is an attorney with Frank Leonard Laport & Associates, Ltd. Mr. Laport is the primary beneficiary of Beverly Trust, which is the other Laport Reporting Person. His business address is 7421 West 100th Place, Bridgeview, IL 60455.

St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990

         St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990, organized in Illinois, is a trust company with its principal office at 10312 South Cicero, Oak Lawn, IL 60453.

(d) None of the Laport Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Laport Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Laport Reporting Persons are citizens of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Any purchases of Issuer securities by the Laport Reporting Persons

CUSIP No. 741872204                                           PAGE 6 OF 11 PAGES

were made with personal funds and/or working capital. None of the funds were borrowed or otherwise obtained.

ITEM 4. Purpose of Transaction.

The Laport Reporting Persons have acquired the Common Stock and the Series A Stock of the Issuer for the purposes of investment, and are presently considering, among other options, converting additional amounts of their Series A Stock into Common Stock, and/or negotiating a sale of their interest in the Issuer and their related contractual rights in a private sale to a third party. In the future, the Laport Reporting Persons may make additional investments in the Issuer.

The Laport Reporting Persons are the largest stockholders of the Issuer and Mr. Laport, by virtue of his positions as Chairman of the Board, director and Series B Director, can be expected to exercise a significant degree of control over the affairs of the Issuer on an ongoing basis. The Laport Reporting Persons have already participated in significant changes in the board of directors and management and structure and operations of the Issuer. As significant stockholders, the Laport Reporting Persons might also consider significant changes in the Issuer's capitalization and dividend policies, or a merger, reorganization or similar extraordinary corporate transaction involving the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a) (b) The aggregate number and percentage of Common Stock beneficially owned by each of the Laport Reporting Persons and the nature of such beneficial ownership are as follows:

Frank Leonard Laport. In the aggregate, Mr. Laport beneficially owns, whether directly or indirectly, and retains sole voting and dispositive power over, 1,201,366 shares of Common Stock, representing approximately 37% of the Class. This includes 1,081,764 shares owned of record and beneficially. This also includes Series A Stock, which is immediately convertible into 119,602 shares of Common Stock, which Mr. Laport also owns and retains sole voting and dispositive power over.

St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of

CUSIP No. 741872204                                           PAGE 7 OF 11 PAGES

the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990. In the aggregate, St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990, beneficially owns, whether directly or indirectly, and retains sole voting and dispositive power over, 114,341 shares of Common Stock, representing approximately 3.5% of the Class. This includes 19,469 shares owned of record and beneficially and 8,190 shares which may be acquired through the exercise of Warrants. This also includes Series A Stock, which is immediately convertible into 86,682 shares of Common Stock, which Beverly Trust also owns and retains sole voting and dispositive power over.

Laport Reporting Persons. As a group, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Laport Reporting Persons that a group exists, the Laport Reporting Persons beneficially own, and retain sole voting and dispositive power over, 1,315,707 shares of Common Stock, representing approximately 41% of the Class. This includes 1,101,233 shares owned of record and beneficially and 8,190 shares which may be acquired through the exercise of Warrants. This also includes Series A Stock, which is immediately convertible into 206,284 shares of Common Stock.

All share and percentage figures are approximate and may vary significantly depending upon the exercise of default warrants which remain outstanding (if any), the accrual of Series A Stock dividends and/or conversion and subsequent dilution by the Amsterdam Reporting Persons. Also, see Item 6.

c) Effective as of November, 1998, (i) Amsterdam Equities Limited transferred its interest in the default warrants (See Item 6) to Mr. Laport, and (ii) Mr. Laport proceeded to exercise the default warrants, resulting in the issuance to Mr. Laport of 1,065, 483 shares of Issuer Common Stock for an aggregate exercise price of $41,250. During 1998, although not within the last sixty days, the Laport Reporting Persons also made a number of open market sales of Issuer Common Stock. The Laport Reporting Persons have also engaged in the transactions set forth under Item 6 hereof.

(d) Each of the Laport Reporting Persons affirms that no other person other than such Laport Reporting Person (with respect only to the Shares owned by such Laport Reporting Person) has the right

CUSIP No. 741872204                                           PAGE 8 OF 11 PAGES

to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Laport Reporting Person.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 4 and 5.

On April 22, 1996, the Issuer entered into a Series A 11.75% Cumulative Convertible Preferred Stock Purchase Agreement with Mr. Laport, Beverly Trust and Amsterdam Equities Limited (attached hereto and incorporated herein as Exhibit A)(the Series A Agreement). Also effective as of April 22, 1996, the Issuer, along with certain subsidiaries of the Issuer, entered into a Convertible Debt Agreement with Amsterdam Equities Limited (attached hereto and incorporated herein as Exhibit B)(the Convertible Debt Agreement). The Series A Agreement and the Convertible Debt Agreement replaced previous indebtedness of the Issuer to Mr. Laport, Beverly Trust and Amsterdam Equities Limited which had been incurred pursuant to that certain letter agreement dated as of December 7, 1994 and that certain Secured Revolving Demand Note dated January 27, 1995. In addition, per the terms of those agreements, certain closing credits were issued and credited as convertible debt and/or preferred stock and 58,333 shares of Issuer Common Stock were redeemed by the Issuer and also credited as convertible debt and/or preferred stock.

Pursuant to the Series A Agreement and the Convertible Debt Agreement, the convertible debt and/or preferred stock issued pursuant to those agreements were initially to bear interest and/or have a coupon rate of 11.75%. Subsequent to September 30, 1996, the Issuer was unable to make the required quarterly payments and interest began to accrue at the default rate of 21.75%.

Pursuant to a subsequent modification of the Series A Agreement and the Convertible Debt Agreement, all interest and accrued dividends for 1997 was waived by the Laport Reporting Persons and Amsterdam Equities Limited. That waiver ended on January 1, 1998 and interest and dividends have again been accruing at the default rate.

CUSIP No. 741872204                                           PAGE 9 OF 11 PAGES


Pursuant to the Series A Agreement and the Convertible Debt Agreement, the convertible debt and/or preferred stock issued pursuant to those agreements may, at the sole option of Amsterdam Equities Limited, be converted into Common Stock of the Issuer pursuant to a conversion formula set forth in the Convertible Debt Agreement and the Series A Agreement. The Laport Reporting Persons may not unilaterally convert their Series A Stock, and are contractually required to act in unison with Amsterdam Equities Limited with respect to any such conversion.

In addition, pursuant to the terms of the Convertible Debt Agreement and the Series A Agreement, the Issuer issued to the Laport Reporting Persons and Amsterdam Equities Limited a series of default warrants, exercisable upon the failure of the Issuer to meet certain stated financial goal, to purchase an aggregate number of shares of Common Stock equivalent to fifty percent (50%) of the issued and outstanding Common Stock of the Issuer at an initial aggregate exercise price of $412,500. The aggregate exercise price for these default warrants was subsequently reduced to an aggregate of $41,250. Due to the ongoing default of the Issuer, these default warrants have been capable of being exercised for the modified exercise price since January 1, 1997.Effective as of November 4, 1998, Amsterdam Equities transferred any interest which it may have had in the default warrants to Mr. Laport and Mr. Laport proceeded to exercise the default warrants (See Item 5).

Effective as of August 9, 1996, the Laport Reporting Persons entered into a letter agreement with Amsterdam Equities Limited, the Issuer, Stratum Management, Inc, a consultant to the Issuer ("Stratum"), Dr. Charles R. Mitchell, President and a Director of the Issuer ("Mitchell"), Mr. John H. Hagan, a director of the Issuer ("Hagan"), and Dr. Seymour Kessler, a director of the Issuer ("Kessler") (the "Letter Agreement"). The Letter Agreement is attached hereto as Exhibit C and incorporated herein in its entirety. Pursuant to the Letter Agreement, the Laport Reporting Persons and the Issuer agreed, among other items, as follows: (i) the additional funding and the conversion of existing Series A Stock of the Issuer would be consummated, (ii) Mitchell would resign as President of the Issuer, but would remain as a director of, and consultant to, the Issuer, and (iii) the Series B Stock would be amended to be immediately effective, and was to be immediately issued to Amsterdam Equities Limited, thereby giving Amsterdam Equities Limited effective control over the Board of

CUSIP No. 741872204                                          PAGE 10 OF 11 PAGES

Directors of the Issuer.

Pursuant to the Series B Stock activation, and effective as of August, 1996, Amsterdam Equities Limited elected Frank Leonard Laport, one of the Laport Reporting Persons, as the Series B Director. The Series B Nomination and Election is attached hereto as Exhibit D and incorporated herein. To date, the Series B Director has not voted on any matters of the Issuer or taken any action whatsoever.

Also effective as of August 9, 1996, Mr. Laport was appointed by Mitchell, Hagan and Kessler to the Board of Directors of the Issuer, along with Gary Lockwood (who was also appointed as President), Dr. Richard Staller and George B. Collins (who has been appointed as Amsterdam Equities Limited's Attorney-in-Fact). Effective as of August 14, 1996, Mr. Laport was also appointed as Chairman of the Board of the Issuer

 ITEM 7. Material Filed as Exhibits.

         Exhibit A - Series A 11.75% Cumulative Convertible Preferred Stock Purchase Agreement between the Issuer, Frank Leonard Laport, Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990, and Amsterdam Equities Limited (with Exhibits)(incorporated by reference to Exhibit A to that certain Amendment No. 1 to Schedule 13D filed by the Laport Reporting Persons effective as of April 30,
1996).

         Exhibit B - Convertible Debt Agreement among the Issuer, the subsidiaries of the Issuer, and Amsterdam Equities Limited (with Exhibits)( (with Exhibits)(incorporated by reference to Exhibit B to that certain Amendment No. 1 to Schedule 13D filed by the Laport Reporting Persons effective as of April 30, 1996).

         Exhibit C - Letter agreement dated as of August 9, 1996 among Amsterdam Equities Limited, the Issuer, the Laport Reporting Persons, Stratum, Mitchell, Hagan, and Kessler (incorporated by reference to Exhibit A to that certain Amendment No. 2 to Schedule 13D filed by the Laport Reporting Persons effective as of August, 1996).

         Exhibit D - Nomination and Election of Series B

CUSIP No. 741872204                                          PAGE 11 OF 11 PAGES


Director.(incorporated by reference to Exhibit B to that certain Amendment No. 2 to Schedule 13D filed by the Laport Reporting Persons effective as of August,
1996).



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                        Dated: December __, 1998





____________________________
Frank Leonard Laport,
individually



St. Paul Trust Company, f/k/a Beverly Trust Company, as Custodian of the Frank Leonard Laport Rollover Individual Retirement Account Number 75-49990



By:________________________


Its:_______________________